TS&W/CLAYMORE TAX-ADVANTAGED BALANCED FUND
NSAR - Exhibit 77C
December 31, 2006

RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders (the "Annual Meeting") of the Fund was held on June 27, 2006. The Meeting was called by the Board of Trustees for the purposes of: (i) approving an investment sub-advisory agreement among the Fund, Claymore Advisors, LLC and SMC Fixed Income Management, LP (the "Sub-advisory Agreement") by the holders of the Fund's common shares of beneficial interest (the "Common Shares") and the holders of the Fund's Auction Market Preferred Shares (the "Preferred Shares") voting together as a single class; (ii) electing one Class II Trustee of the Fund by the holders of the Fund's Common Shares and the holders of the Fund's Preferred Shares voting together as a single class; and (iii) electing one Class II Trustee of the Fund by the holders of the Fund's Preferred Shares voting as a separate class.

Voting results with respect to the approval of the Sub-Advisory Agreement are set forth below:

                              # of Shares In Favor     # of Shares Withheld
----------------------------- ------------------------ -----------------------
Approval of Sub-Advisory       6,641,316               151,716
Agreement


Voting results with respect to the election of one Class II Trustee (Ronald A. Nyberg) of the Fund by the holders of the Fund's Common Shares and the holders of the Fund's Preferred Shares voting together as a single class are set forth below

                              # of Shares In Favor      # of Shares Withheld
----------------------------- ------------------------ -----------------------
Ronald A. Nyberg               9,505,885                295,614


The Annual Meeting was adjourned until Tuesday, July 18, 2006 at 11:30 a.m. (central time) to provide additional time to solicit the additional votes needed to constitute a quorum for the election of one Class II Trustee (L. Kent Moore) of the Fund by the holders of the Fund's Preferred Shares voting as a separate class. The Annual Meeting reconvened on Tuesday, July 18, 2006 at 11:30 a.m. (central time) and was subsequently adjourned until Wednesday, August 16, 2006 at 11:30 a.m. (central time) to provide additional time to solicit the additional votes needed to constitute a quorum for the election of Mr. Moore by the holders of the Fund's Preferred Shares voting as a separate class. The Annual Meeting reconvened on Wednesday, August 16, 2006 at 11:30 a.m. (central time), at which time it was determined that a quorum was not present for the election of Mr. Moore by the holders of the Fund's Preferred Shares voting as a separate class. Thereafter, the Annual Meeting was adjourned.

Mr. Moore continues to serve as a Class II Trustee of the Fund. The terms of the following Trustees of the Fund did not expire in 2006: Steven D. Cosler, Nicholas Dalmaso, Robert M. Hamje, Ronald A. Nyberg and Ronald E. Toupin, Jr.